Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Social Capital Hedosophia Holdings Corp. V (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated July 27, 2020, except for Note 8 as to which the date is September 18, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Social Capital Hedosophia Holdings Corp. V as of July 20, 2020 and for the period from July 10, 2020 (inception) through July 20, 2020, appearing in the Registration Statement on Form S-1, as filed (File No. 333-248915), of Social Capital Hedosophia Holdings Corp. V.

/s/ Marcum llp

Marcum llp

New York, NY

October 8, 2020